Contact

www.linkedin.com/in/jenniferbonilla
(LinkedIn)

Top Skills

Oncology
Market Research
Marketing Strategy

Jenn Bonilla, PhD

Scaling Science to Serve Life
Tampa, Florida, United States

Summary

Turning cutting-edge research, data and other resources into real-world solutions.

Experience

Moffitt Cancer Center

Vice President, Portfolio Investments Strategy
March 2024 - Present (1 year 4 months)
Tampa, Florida, United States

Curate Moffitt-IP to advance to proof of concept for license or spin-out so that Moffitt innovations will contribute to the prevention and cure of cancer for people everywhere. Part of the Innovation and Entrepreneurship Office.

Positive Polar

President, Partner & Investor Relations
May 2023 - Present (2 years 2 months)

Co-Founder with Hugo Hinrichsen of Positive Polar (www.positivepolar.com). Positive Polar is a scientific expedition cruise company focused on ocean restoration and blue carbon projects, funded by passenger ticket sales revenues. Our goal is to advance critical technologies, transform travel shame into travel pride, and achieve environmental benefits with commercial success. Positive Polar welcomes interest. Please message me to learn more.

Portfolia

Portfolia FemTech III LP
October 2023 - Present (1 year 9 months)
San Francisco Bay Area

As a Member of the Portfolia FemTech III Fund, we are revolutionizing innovation in women's health, for returns and impact. Our fund focuses on two areas: 1) new technologies and solutions to enhance the aging experience for those 50+ as well those caring for the elderly, and 2) emerging knowledge and solutions that will improve longevity and vitality.
Portfolia welcomes all accredited investors - please message me to learn more or go to https://www.portfolia.co/femtech-iii

Material Change Institute
Venture Fellow
June 2023 - May 2024 (1 year)
San Francisco Bay Area

Material Change Institute Fellow for emerging fund managers; advanced therapeutics investment focus.

Gilead Sciences
SVP, Portfolio Strategy, Management and Operations
May 2020 - September 2023 (3 years 5 months)
Foster City, California, United States

Broad oversight for portfolio investment strategy, drug development and commercialization team system. Lead operating model transformation projects. Functional oversight: Project Team Leadership, Portfolio Strategy and Analytics, Project Management, and Development Operations.

Roche
4 years 9 months

V.P. Late Stage Business Development
June 2019 - May 2020 (1 year)
South San Francisco

Lead late stage external innovation strategy, source and execute late stage partnering transactions.

Global Head, Global Product Strategy Business Insights, Operations & Established Products
September 2015 - June 2019 (3 years 10 months)
Basel Area, Switzerland

Lead and oversee multiple functional groups responsible for global strategic and advanced analytics, formulation, device, and administration product optimization, launch planning and readiness, marketing excellence, learning and development solutions, digital strategy, event planning and management, and product communications. Additionally, have accountability for the Established Products group who steward and manage profitability and value Roche products at end of lifecycle via productive investment and divestment strategies.

Genomic Health
Vice President, Global Strategy and Portfolio Planning
August 2010 - July 2015 (5 years)
Redwood City, CA

Lead corporate strategic planning process, commercialization functions such as market planning and forecasting and program management to support cross-functional teams to deliver on agreed plans.

Genentech
7 years

Director, Pipeline & Portfolio Planning
July 2009 - August 2010 (1 year 2 months)

Project Team Leader, Product Portfolio Management
March 2007 - July 2009 (2 years 5 months)

Associate Director, Market Planning
September 2003 - March 2007 (3 years 7 months)

Merck and Co, Inc, Latin America Human Health Division
Associate Director
2002 - 2003 (1 year)

Market Measures, GfK
Vice President
2002 - 2002 (less than a year)

Cozint
Director of Marketing Operations and Research
2000 - 2001 (1 year)

ZS Associates
Consultant
1999 - 2000 (1 year)

Merck and Co., Inc., World Wide Human Health Division
Global Business Analyst
1997 - 1999 (2 years)

Princeton University
Doctoral Student/Research Associate
1992 - 1997 (5 years)

Psychopharmacology Research Association of Princeton, NJ
Psychometrician
1993 - 1996 (3 years)

Beverly Enterprises
Psychiatric Team Leader/ Nurses Aide
1985 - 1992 (7 years)

Directly oversee activities of daily living and interactions of adult and adolescent patients with severe mental illness who are in locked and unlocked psychiatric facilities. Lead group therapy sessions under guidance of Psychiatrists for patients who had attempted suicide or had other major mental health breakdowns.

Education

Princeton University
PhD, Cognitive Psychology and Psycholinguistics · (1992 - 1997)

Stanford University Center for Professional Development
Certificate, Strategic Decision and Risk Management · (2009 - 2012)

California State University, Fresno
Bachelor's degree, Psychology · (1992)

Princeton University

Princeton University